UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                                  Cobalis Corp.
--------------------------------------------------------------------------------

                                (Name of Issuer)
                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   19074Y 20 5
--------------------------------------------------------------------------------

                                 (CUSIP Number)

         Chaslav Radovich, 2445 McCabe Way, Suite 150, Irvine, CA 92614
                                 (949) 757-0001
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   19074Y 20 5


--------------------------------------------------------------------------------
                  1.   Names of Reporting Persons. I.R.S. Identification
                       Nos. of above persons (entities only). CHASLAV
                       RADOVICH
--------------------------------------------------------------------------------
                 2.    Check the Appropriate Box if a Member of a Group (See
                       Instructions) (a)
                       (b)
--------------------------------------------------------------------------------
                 3.    SEC Use Only
--------------------------------------------------------------------------------
                 4.    Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
                 5.    Check if Disclosure of Legal Proceedings Is Required
                       Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
                 6.    Citizenship or Place of Organization     US
--------------------------------------------------------------------------------
Number of        7.        Sole Voting Power     557,851
                                               -----------
Shares

Beneficially     8.        Shared Voting Power    10,227,065
                                                ----------
Owned by

Each             9.        Sole Dispositive Power   557,851
                                                   ------------
Reporting

Person           10.       Shared Dispositive Power   10,227,065
                                                     -------------
With
--------------------------------------------------------------------------------

                 11.    Aggregate Amount Beneficially Owned by Each Reporting
                        Person     10,784,916
--------------------------------------------------------------------------------
                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
                 13.    Percent of Class Represented by Amount in Row (11) 43.7%
--------------------------------------------------------------------------------
                 14.    Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, $.001 par value of Cobalis Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2445 McCabe Way, Suite 150, Irvine, CA 92614.


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a) Name:                                 Chaslav Radovich
(b) Business Address:                     2445 McCabe Way, Suite 150
                                          Irvine, CA 92614
(c) Present Principal Occupation:         Sole officer and a director of
                                          the Issuer.
(d) Disclosure of Criminal Proceedings:   none
(e) Disclosure of Civil Proceedings:      none
(f) Citizenship:                          US


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Mr. Chaslav Radovich is an immediate family member and shares a household with his father, Mr. Radul Radovich, the trustor and beneficiary of St. Petka Trust. On March 30, 2005, St. Petka Trust sold 100,000 of its shares of the Issuer's common stock to a third party for $0.50 per share in a privately-negotiated transaction. On April 7, 2005, St. Petka Trust sold 100,000 of its shares of the Issuer's common stock to a different third party for $0.50 per share, and 20,000 shares of the Issuer's common stock to a different third party for $0.50 per share, each in separate privately-negotiated transactions. On April 25, 2005, St. Petka Trust gifted 15,000 of its shares of the Issuer's common stock to a third party; those shares were valued at $0.55 per share, the closing market price on the date of the gift. On May 12, 2005, St. Petka Trust sold 100,000 of its shares of the Issuer's common stock to a third party for $0.50 per share; 11,111 shares of the Issuer's common stock to a third party for $0.45 per share, and an additional 100,000 of its shares of the Issuer's common stock to a different third party for $0.50 per share.


ITEM 4.  PURPOSE OF TRANSACTION
--------------------------------

The privately-negotiated sales were conducted in order to allow St. Petka Trust to pay its expenses and to disburse funds to its Trustor, Mr. Radul Radovich. The gift of stock was to a personal friend of Mr. Radul Radovich.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Mr. Chaslav Radovich beneficially owns a total of 10,784,916 shares of the Issuer's common stock as follows:

(a) Chaslav Radovich, sole officer and director of the Issuer, owns 513,851 shares individually, and as custodian for his minor child Milena Radovich, who owns 44,000 shares. The aggregate total of those shares is 557,851 or 2.3% of the Issuer's outstanding common stock. Mr. Radovich is an immediate family member and shares a household with the trustor and beneficiaries of The St. Petka Trust, which directly owns 10,133,899 shares of the Issuer's common stock which comprises 41.1% of the Issuer's total issued and outstanding shares. R&R Holdings, which owns 333 shares and Silver Mountain Promotions, which owns 92,833 shares are both controlled by an immediate family member of Chaslav Radovich. Therefore, the aggregate ownership by these household members is 10,784,916 shares, or 43.7% of the Issuer's outstanding common stock.

(b) Chaslav Radovich has sole voting and dispostive power as to the 513,851 shares he owns individually and as to the 44,000 shares which he holds as custodian for his minor child, Milena Radovich. The St. Petka Trust has sole voting and dispositive power as to the 10,133,899 shares it owns directly. That entity is controlled by an immediate family member sharing a household with Chaslav Radovich. R&R Holdings, which owns 333 shares, has solve voting and dispositive power as to those shares, and Silver Mountain Promotions, which owns 92,833 shares, has sole dispositive power with regard to the shares it owns; both entities are controlled by an immediate family member sharing a household with Chaslav Radovich.

(c) St. Petka Trust had the following recent privately conducted transactions:
On March 30, 2005, St. Petka Trust sold 100,000 of its shares of the Issuer's common stock to a third party for $0.50 per share in a privately-negotiated transaction. On April 7, 2005, St. Petka Trust sold 100,000 of its shares of the Issuer's common stock to a different third party for $0.50 per share, and 20,000 shares of the Issuer's common stock to a different third party for $0.50 per share, each in separate privately-negotiated transactions. On April 25, 2005, St. Petka Trust gifted 15,000 of its shares of the Issuer's common stock to a third party; those shares were valued at $0.55 per share, the closing market price on the date of the gift. On May 12, 2005, St. Petka Trust sold 100,000 of its shares of the Issuer's common stock to a third party for $0.50 per share; 11,111 shares of the Issuer's common stock to a third party for $0.45 per share, and an additional 100,000 of its shares of the Issuer's common stock to a different third party for $0.50 per share. No changes have occurred with Mr. Chaslav Radovich's direct personal holdings. Mr. Chaslav Radovich is an immediate family member and shares a household with Mr. Radul Radovich, who is the trustor and a beneficiary of the St. Petka Trust, and the owner of Silver Mountain Promotions.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
---------------------------------------------------------------------------

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 20, 2005


Date




/s/ Chaslav Radovich
-----------------------------
Chaslav Radovich


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)